                                                                  Rule 424(b)(3)
                                               Securities Act File No. 333-93595


                                   PROSPECTUS

                              IBS INTERACTIVE, INC.
                                 934,668 SHARES
                                  COMMON STOCK

         This prospectus relates to 934,668 shares of IBS Interactive, Inc. common stock that may be offered for sale by certain of our stockholders and will not be underwritten. The shares being registered under this prospectus for the selling stockholders consist of: (1) a total of 480,000 shares of common stock of the Company and 120,000 shares of common stock issuable upon the exercise of certain warrants issued to several private investors in a private placement transaction in November 1999 (the "November Offering"), (2) a total of 100,000 shares of common stock of the Company and 25,000 shares of common stock issuable upon the exercise of certain warrants issued to several private investors in a private placement transaction in December 1999 (the "December Offering"), (3) 100,000 shares of common stock issuable upon the exercise of certain warrants issued to EBI Securities Corporation as fees payable in connection with mergers and acquisitions consulting services performed by EBI Securities Corporation on behalf of IBS, (4) 86,668 shares of common stock issued to Arnold Schron pursuant to the Agreement and Plan of Merger among Spencer Analysis, Inc., IBS Interactive, Inc. and SAI Acquisition Corp. dated as of June 30, 1999, (5) up to 15,000 shares of common stock issuable upon the exercise of certain warrants issued to several private investors in a private placement transaction consummated in October 1999 (the "October Offering"); and
(6) 8,000 shares of common stock issuable upon the exercise of certain warrants issued to LaSalle St. Securities, L.L.C. as a commission in December 1999.

         The selling stockholders may sell their shares from time to time on the Nasdaq SmallCap Market in regular brokerage transactions, in transactions directly with market makers or in certain privately negotiated transactions. We will not receive any proceeds from the sale of these shares. We have agreed to indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act of 1933. We will pay the costs relating to the registration of these shares. See "Plan of Distribution."

         We have prepared this prospectus so future sales of common stock by the selling stockholders will not be restricted under the Securities Act. The selling stockholders and any broker-dealers, agents or underwriters that participate with the selling stockholders in the distribution of the shares may be deemed to be an "Underwriter" within the meaning of Section 2(11) of the Securities Act. Any commissions received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. See "Plan of Distribution."

         Our common stock is quoted on the Nasdaq SmallCap Market under the symbol "IBSX." On December 22, 1999, the last reported sale price of our common stock was $11.00 per share.

         SEE "RISK FACTORS" BEGINNING ON PAGE 17 FOR A DISCUSSION OF CERTAIN FACTORS THAT YOU SHOULD CONSIDER BEFORE BUYING THESE SHARES OF OUR COMMON STOCK.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                JANUARY 7, 2000

                                TABLE OF CONTENTS

                                                                      PAGE

Where You Can Find More Information.................................... 3

Information Incorporated by Reference.................................. 3

Our Business........................................................... 5

Risk Factors...........................................................17

Indemnification of Officers and Directors..............................25

Use of Proceeds........................................................26

Selling Stockholders...................................................26

Plan of Distribution...................................................27

Legal Matters..........................................................28

Experts................................................................28

         YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS CONSTITUTES AN OFFER TO SELL OR A SOLICITATION TO BUY SHARES ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OR OF ANY SALE OF COMMON STOCK. IN THIS PROSPECTUS, "IBS," "WE," "US" AND "OUR" REFER TO IBS INTERACTIVE, INC. AND ITS SUBSIDIARIES.

         Our consolidated financial statements as of December 31, 1997 and 1998, and for the years then ended have been retroactively restated, as required, to reflect the acquisition of Spencer Analysis, Inc. ("Spencer"). The consolidated financial statements included in our Current Report on Form 8-K filed on December 20, 1999 (and incorporated herein by reference) give retroactive effect to the acquisition of Spencer, which has been accounted for using the pooling-of-interests method and, as a result, the financial position, results of operations and cash flows are presented as if Spencer had been consolidated for all periods presented.

                       WHERE YOU CAN FIND MORE INFORMATION

         We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance with the Exchange Act, file reports, proxy statements and other information with the SEC. This filed material can be read and copied at regional offices of the SEC located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, Suite 1300, New York, New York 10048; and at the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site at http://www.sec.gov that contains our reports, proxy and information statements and other information about us and other companies that file electronically with the SEC.

         This prospectus constitutes a part of a registration statement on Form S-3 filed by IBS with the SEC under the Securities Act. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to IBS and the shares of common stock offered hereby, reference is made to the registration statement. Statements contained herein concerning the provisions of any document are not necessarily complete, and each such statement is qualified in its entirety by reference to the copy of such document filed with the SEC.

                      INFORMATION INCORPORATED BY REFERENCE

         The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this Memorandum, and later information filed with the SEC will update and supersede that information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until our offering is completed.

          o Our Annual Report on Form 10-KSB for the year ended December 31, 1998.(1)

          o Our Quarterly Report on Form 10-QSB for the quarter ended March 31, 1999.

          o Our Quarterly Report on Form 10-QSB for the quarter ended June 30, 1999.

          o Our Quarterly Report on Form 10-QSB for the quarter ended September 30, 1999.

          o    Our Current Report on Form 8-K/A filed on December 9, 1998.

          o    Our Current Report on Form 8-K/A filed on February 26, 1999.

          o    Our Current Report on Form 8-K filed on April 15, 1999.

          o    Our Current Report on Form 8-K/A filed on June 2, 1999.

_________________________
(1)Financial statements for the year ended December 31, 1998 have been restated, as required, to reflect the June 30, 1999 acquisition of Spencer Analysis, Inc., which was accounted for under the pooling of interests method of accounting. Such financial statements are included in our Current Report on Form 8-K filed on December 20, 1999.

          o    Our Current Report on Form 8-K filed on June 7, 1999.

          o    Our Current Report on Form 8-K filed on July 15, 1999.

          o    Our Current Report on Form 8-K/A filed on September 13, 1999.

          o    Our Current Report on Form 8-K filed on December 20, 1999.

          o    Our  Proxy   Statement   relating   to  the  Annual   Meeting  of
               Stockholders held on June 4, 1999, filed on April 30, 1999.

          o The description of our common stock set forth in our Registration Statement on Form 8-A/A filed with the SEC on April 30, 1998, including any amendment thereto or report filed for the purpose of updating such description.

         You can request a copy of any or all of the documents incorporated by reference, other than exhibits to the documents, by writing or telephoning us at the following address: IBS Interactive, Inc., 2 Ridgedale Avenue, Suite 350, Cedar Knolls, New Jersey 07927, telephone: (973) 285-2600, attention Howard B. Johnson, Chief Financial Officer.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

         STATEMENTS IN THIS PROSPECTUS THAT ARE NOT PURELY HISTORICAL ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT AND SECTION 21E OF THE EXCHANGE ACT, INCLUDING STATEMENTS REGARDING OUR EXPECTATIONS, HOPES, INTENTIONS OR STRATEGIES REGARDING THE FUTURE. FORWARD-LOOKING STATEMENTS INCLUDE OUR PLANS AND OBJECTIVES FOR FUTURE OPERATIONS AND TRENDS AFFECTING OUR BUSINESS. ALL FORWARD-LOOKING STATEMENTS IN THIS PROSPECTUS ARE BASED ON INFORMATION AVAILABLE TO US AS OF THE DATE OF THIS PROSPECTUS, AND WE ASSUME NO OBLIGATION TO UPDATE ANY SUCH FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS INCLUDE, BUT ARE NOT LIMITED TO, (I) A DECLINE IN GENERAL ECONOMIC CONDITIONS OR A LOSS OF MAJOR CUSTOMERS, (II) THE UNAVAILABILITY OR MATERIAL INCREASE IN THE PRICE OF TELECOMMUNICATIONS SERVICES AND FACILITIES, (III) AN ADVERSE JUDGEMENT IN PENDING OR FUTURE LITIGATION, (IV) TECHNOLOGICAL DEVELOPMENTS AND INCREASED COMPETITIVE PRESSURE FROM CURRENT COMPETITORS AND FUTURE MARKET ENTRANTS AND (V) THE FAILURE ON OUR PART OR ON THE PART OF OTHERS WHO IMPACT THE SERVICES WE
PROVIDE TO BE YEAR 2000 COMPLIANT. SEE "RISK FACTORS." WE UNDERTAKE NO OBLIGATION TO RELEASE PUBLICLY THE RESULTS OF ANY FUTURE REVISIONS WE MAY MAKE TO FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

                                  OUR BUSINESS


OUR COMPANY

         We are a leading provider of one-stop Internet and Information Technology (IT) professional services to businesses, organizations and public sector institutions in the Eastern U.S. We represent an emerging breed of IT professional services firm: one that provides total solutions by transforming technology into value for clients through our integrated, multi-disciplinary service offering. We utilize the industry's most advanced technologies for programming and applications development, network services, IT consulting and training, and Web-site hosting and Internet access.

         We provide the following products and services either individually or as part of a one-stop package custom designed for each client's individual needs:

         PROGRAMMING AND APPLICATIONS DEVELOPMENT

          o    Customized   application   development   including  Web  portals,
               e-commerce, distance learning, real audio and video, online databases, interactive communications and purchasing systems
          o    Content management
          o    Intranet and extranet systems
          o    Web-site development and maintenance

         NETWORK SERVICES
          o    Network planning, design and implementation
          o    Network support and optimization
          o    Security audits and protocol recommendation
          o    Network and applications programming
          o    Cabling and wiring

         IT CONSULTING AND TRAINING
          o    Desktop and network server support
          o    Software upgrades and support
          o    Disaster recovery plans and protocol recommendation
          o    Network cost audits
          o    IT planning and staffing
          o    Merger & acquisition technology integration services
          o    Microsoft Certified Technical Education Center (CTEC)

         WEB-SITE HOSTING AND INTERNET ACCESS
          o    Shared hosting and co-location services
          o    Digital Subscriber Line (DSL)
          o    Dedicated access (T-1 and T-3 service)
          o    Dial-up access
          o    Integrated Services Digital Network (ISDN)

         We market our products and services to mid-sized businesses and organizations (including mid-size departments of larger enterprises) and public sector institutions, who we believe are increasingly in need of and demanding one-stop solutions for Internet and IT professional services due to the difficulty and expense of managing and integrating the services of multiple vendors. Our comprehensive suite of services enables our clients to capitalize on the wide variety of critical business and data communication opportunities made possible by the Internet and Internet-related technologies.

         We were incorporated in February 1995 as Internet Broadcasting Systems, Inc. and changed our name to IBS Interactive, Inc. when we went public in May 1998. We trade on the NASDAQ SmallCap Market under the symbol IBSX. As of December 22, 1999, we have 266 full-time and part-time employees located in several offices in the Eastern U.S. Our headquarters office in Cedar Knolls, New

Jersey and six other offices in New Jersey and New York City service our Northeast clients. Our Huntsville, Alabama office serves as our Southeast headquarters. We also have offices in Virginia, North Carolina and South Carolina. Our principal executive offices are located at 2 Ridgedale Avenue, Cedar Knolls, NJ 07927. Our telephone number is (973)-285-2600. Our company's Web-site is ~HTTP://WWW.INTERACTIVE.NET.

OUR INDUSTRY

         International Data Corporation estimates that the market for Internet professional services will grow from approximately $7.4 billion in 1998 to $43.7 billion in 2002.

         The rapid emergence and widespread adoption of the Internet is changing the way businesses, organizations and their clients communicate, share information and conduct business. As businesses adapt to the Internet as a medium of communications and commerce, an increasing number are implementing more complex, mission-critical applications both on the Web and to support Internet-based operations within their organizations.

         The result is a need for more than a simple Web presence, Internet connection or network environment. Businesses (as well as their clients, business partners and suppliers) are requiring solutions that effectively incorporate a broad array of Internet and IT professional services including:

          o Programming and applications development services to create sophisticated data-intensive and interactive Web-sites

          o Network services to integrate internal and legacy systems with Internet applications

          o    Consulting and training services to augment IT manpower needs

          o Web-site hosting and Internet access with greater bandwidth and capacity for faster, more reliable service

         While all businesses and organizations face challenges in meeting these needs, we believe mid-sized businesses and organizations (including mid-size departments of larger businesses and organization) and government agencies, in particular, face an acute problem. Generally, they maintain small IT departments that do not have the resources to develop and manage internally all the components of their Internet strategies.

         As a consequence, we see an increasing trend toward outsourcing to third-party service providers to help create and build business-driven Internet solutions. According to Forrester Research, U.S. firms are now spending approximately 25% of their overall IT budgets on outsourced services. These services include packaged application software development, implementation and support, customer support and network development and maintenance. The reasons for the growth in outsourcing include:

          o    The desire of companies to focus on their core competencies

          o The increased costs that businesses experience in developing and maintaining their networks and software applications

          o The fast pace of technological change that shortens time to obsolescence and increases capital expenditures as companies attempt to capitalize on leading-edge technologies

          o The challenges faced by companies in hiring, motivating and retaining qualified application engineers and IT employees

          o    The desire of companies to reduce deployment time and risk

         Traditionally, enterprises have sought solutions from a variety of service providers (including Web developers, IT consulting firms, system integrators, ISPs, hardware and software vendors and telecommunications companies), each of which satisfies one or two elements of an enterprise's total Internet needs. We believe these enterprises will demand a single provider that offers all elements of Internet solutions: Web development, integration, implementation, Internet access and operational management.

         We see the need for providing complete solutions encompassing the full suite of services necessary to bring a client's business strategy to life on the Internet. We are part of an emerging breed of Internet and IT companies, known as Total Solution Providers (TSPs), designed to serve the needs of this emerging market.

OUR SOLUTION

         We believe that mid-sized businesses, organizations (including mid-size departments of larger enterprises) and public sector institutions are increasingly demanding one-stop Internet solutions due to the difficulty and expense of managing and integrating the products and services of multiple vendors, using continually changing technology. Our total solutions approach enables our clients to capitalize on the wide variety of technological opportunities made possible by the Internet from a single source. Our customers have the ability to use our multidisciplinary technology services on an as-needed basis or as part of a custom-designed one-stop package.

         We are able to offer a powerful blend of solutions and services to our clients, giving them the ability to maximize their Internet and computer network investments by integrating all of the tools and services necessary to fully implement their solutions. Our technical expertise and track record of reliable execution provide unique resources to clients seeking to develop advanced information technology solutions and services.

         Our core services include: programming and applications development, network services, IT consulting and training, and Web-site hosting and Internet access.


                     o   Programming & Application Development
                         o   Web-site design
                         o   Intranet systems
                         o   E-commerce
                         o   Distance Learning


                                     Integrated
Web-site Hosting                     Internet        o  Network Services
& Internet Access                    Services           o  Design
      o  Web-site Hosting            Company            o  Implementation
      o  DSL                                            o  Support
      o  High Speed
          Access             o  IT Consulting & Training
                                o  IT Planning and Staffing
                                o  Support Services
                                o  Microsoft Certified Technical
                                   Education Center (CTEC)





We provide the following advantages to our clients:

          o FLEXIBILITY AND WILLINGNESS TO CONSULT AND WORK WITH CUSTOMERS RESULTING IN CUSTOM-TAILORED SOLUTIONS. Rather than forcing the use of pre-defined methodologies and solutions we listen to our clients to derive solutions that allow the best methodologies to be employed. Our solutions are designed to be scalable to easily accommodate a large and rapidly growing number of users, as well as to facilitate distribution of the application over geographically-dispersed areas.

          o HIGHLY EXPERIENCED, SKILLED AND KNOWLEDGEABLE ENGINEERS AND SALESPEOPLE. A majority of our employees have technical backgrounds and training, and many of them have advanced certifications in network engineering and programming.

          o BROAD TECHNICAL EXPERTISE AND A TRACK RECORD OF RELIABLE EXECUTION. Many of our clients have purchased more than one service from us. Some of the services were purchased up-front as part of an integrated service package while others were purchased based on satisfaction with past performance.

          o RELIABLE AND ROBUST NETWORK INFRASTRUCTURE. The Company is able to provide Web-hosting and Internet access services that meet our customers needs from initial simple online brochures to complex interactive multi-media applications. Our secure Network Operations Center ("NOC") located in Cedar Knolls, New Jersey, with dedicated Sun Microsystems servers, multiple high-speed fiber optic connections to the Internet, and an uninterruptable power supply and environmental controls, is monitored twenty four hours a day to minimize service interruptions. We maintain high-bandwidth paths to the Internet with UUNet Worldcom, Winstar, Sprint, ICI/Digex, CRL, Cox and Cable & Wireless.

OUR STRATEGY

         Our objective is to become the leading Total Solutions Provider (TSP) of Internet and IT professional services to businesses and organizations.

         Historically, our strategy has been to develop our integrated Internet and IT professional service capabilities in the Eastern U.S. both through internal initiatives and the acquisition of complementary businesses. Our internal growth has come from a small sales force and we have expanded our customer base primarily through references and word of mouth. We now seek financing to rapidly expand our sales efforts and business operations in key metropolitan areas throughout the Eastern U.S. and expand our integrated Internet services model for businesses undertaking e-business opportunities. To achieve this objective our strategy is to:

o RAPIDLY EXPAND OUR SALES FORCE. To date, we have experienced substantial growth primarily through referrals and word-of-mouth. We intend to enhance our sales force by adding new sales personnel in key geographic areas in 2000. In addition, we seek to expand market share and develop brand recognition in key business markets by combining targeted branding initiatives with a strong local presence to position ourselves as a TSP offering complete solutions to companies undertaking e-business projects.

o CONTINUE TO ACQUIRE COMPLIMENTARY BUSINESSES. To date, we have made over 14 acquisitions of businesses that we believe have enhanced and expanded our ability to provide comprehensive solutions and services to clients and/or enhanced our market presence. We expect that we will continue to acquire companies (in both our existing and targeted markets) that will expand and enhance our service offerings and technical expertise by increasing our workforce and helping us establish a stronger market presence.

o FOCUS ON BUSINESS ACCOUNTS. We believe that by concentrating on our commercial clients in a consultative and service-oriented approach to their entire range of Internet and IT professional services needs, we can position ourselves as an important value-added service provider.

o EXPAND CURRENT CLIENT RELATIONSHIPS. We believe that we are one of a few companies offering total solutions to its clients, including programming and applications development, networking services, IT consulting and training and Web-site hosting. We believe that we have a significant opportunity to leverage our position as an integrated Internet solutions provider and intend to expand our existing client relationships (e.g. hosting or dedicated access) into additional Internet services (e.g. customized application programming) through cross-selling as these clients' Internet and networking needs evolve.

o CONTINUE TO BUILD OUR TECHNICAL PERSONNEL BASE. We rely upon the skilled technical personnel in each of our divisions, and their ability to provide high quality, consistent, cost-effective and timely solutions, services and products to our clients. To be able to deliver these services, we continually need additional personnel to ensure our ability to meet the needs and expectations of our existing and new clients and compete with other Internet services companies. We believe we can continue to acquire the skilled technical professionals we need, as well as immediately expand our client base, through hiring initiatives and acquisitions. We offer most of our employees options to purchase our common stock immediately upon joining, as well as a dynamic and flexible work environment that we believe contributes to our low turnover rate.

o DIVEST CONSUMER DIAL-UP BUSINESS. We recently sold the Internet access portion of our business in Huntsville, Alabama to HiWAAY, a local Internet service provider. As part of this transaction, we have established a working relationship with HiWAAY in which we will resell their Internet access services and they will introduce us to their customers in need of professional services. We may pursue the sale of our other consumer dial-up services to enable us to focus on the opportunity of providing Internet and IT professional services to businesses and organizations.

o CONTINUE TO BUILD STRATEGIC RELATIONSHIPS. We have entered into affiliation and/or reseller agreements with various hardware and software vendors, including Microsoft, Allaire, Cisco Systems, Ascend Communications, and Sun Microsystems, Inc. and intend to continue to establish partnerships in strategic areas where we are not committing our own resources.

COMPANY SERVICES

         We currently offer our clients a full array of custom-designed, scalable and reliable Internet and IT professional services. These include:

o    Programming and applications development
o    Network services
o    IT consulting and training
o    Web-site hosting and Internet access

         PROGRAMMING AND APPLICATIONS DEVELOPMENT

         PROGRAMMING. Programming for Intranet and Internet applications requires knowledge of several different programming languages, including PERL, UNIX, Windows NT, C++, JAVA, HTML, Cold Fusion and customized database and applications programming. We maintain a full range of network and applications programming expertise to: (i) ensure that clients' networks and applications are specifically tailored to meet their requirements, (ii) develop and maintain clients' Web sites, (iii) provide clients with technical assistance and (iv) provide consulting services.

         CUSTOMIZED APPLICATIONS DEVELOPMENT AND DISTANCE LEARNING. Customized applications development includes services such as: E-Commerce solutions of full-featured "shopping cart" style on-line catalogs, multi-media including audio and video, purchasing systems, intranet and extranet systems, and Distance Learning applications development. Distance Learning applications allow businesses and organizations to distribute course material, administer training evaluations and manage employee-student status from a single (or multiple) location via the Internet or an Intranet.

         WEB-SITE DEVELOPMENT AND MAINTENANCE. Web-site development involves the design and development of a client's Web-site production. Working with clients and outside graphic designers and programmers, the Company designs, creates and maintains multi-media, interactive Web-sites for its clients, using the latest applications and development tools, such as Cold Fusion and HTML.

         NETWORK SERVICES

         We provide a comprehensive range of network services, including network planning, design, implementation, operations, optimization, consulting and training.

         NETWORK PLANNING. Network planning focuses on providing clients with strategic and tactical analyses of their current network operations and future network requirements. We provide network planning services which encompass a number of critical planning elements including: (i) defining client business requirements; (ii) developing strategic information architectures; (iii) performing network baseline audits; (iv) preparing capacity plans for the physical network, logical transport and services; (v) selecting preferred technologies; and (vi) conducting network security audits and planning.

         NETWORK DESIGN. Network design includes services that assist in the design of physical, logical and operational information infrastructures. These services involve detailing the network specifications and implementation tactics necessary to achieve clients' business objectives. To accomplish this task, we generate a set of work papers that identify the specific technologies to be used and the manner in which such technologies will be configured and implemented. These work papers also provide an analysis of the manner in which new technology will be integrated with the client's existing hardware and software and the manner in which such integrated components will be managed on an ongoing basis. Examples of the network design services we offer include: (i) life-cycle planning, (ii) developing future technology integration plans, (iii) defining functional requirements, (iv) developing multi-vendor integration plans, (v) preparing technical design documentation, (vi) developing engineering specifications and documents, (vii) preparing specifications in connection with requests for proposals or other make/buy criteria and (viii) providing detailed component purchasing lists.

         NETWORK IMPLEMENTATION. Network implementation includes high value-added network services such as IP addressing and router configuration, as well as traditional system integrator functions such as hardware and software installation and procurement. To serve our clients' networking needs, we maintain affiliations and reseller arrangements with leading hardware and software vendors, including Hewlett Packard Co., COMPAQ, Novell, Cisco Systems and a variety of distributors. We customize implementation plans for each client, which may include the following activities: (i) project management; (ii) installing the cabling infrastructure to support network services; (iii) integrating new hardware and software products and systems; (iv) building network operations and management centers; (v) re-configuring and upgrading network elements, systems and facilities; and (vi) implementing installation documentation, conformance testing and compliance certification. In addition, we offer Year 2000 compliance testing services on customer network hardware and off-the-shelf vendor software.

         NETWORK OPERATIONS. Network operations includes ongoing tasks necessary to keep the client's network fully operational. We provide network operations services to a range of clients, including those with client/server networks running both Internet (TCP/IP) and workgroup (Novell and Microsoft) protocols intermingled with existing networks. We perform specific operation activities in accordance with individual client requirements only after analyzing the client's existing operating practices. Examples of the network operation activities we offer include: (i) network administration, including management of user accounts, service levels and client administrative practices; (ii) network utilization analysis, involving ongoing measurement of network activity against established network baselines; (iii) ongoing management of documentation, including physical assets, policies and procedures; (iv) network trouble shooting, involving fault detection, isolation, repair and restoration; (v) alarm management, including setting alarm levels, cross-correlation, problem diagnosis and dispatch of service resources; (vi) network backup, including design and supervision of backup processes and policies and exercise of disaster recovery procedures; and (vii) routine moves, additions and changes to network elements, infrastructure and services.

         NETWORK OPTIMIZATION. Network optimization involves maximizing a client's rate of return on network investments through such means as reduction of operating costs and increases in network utilization. Optimization is closely related to each of the other phases of network development. Optimization services may be long term in nature, address issues such as cost containment and utilization and are often designed to optimize local area network infrastructures. The network optimization services we offer can also be packaged as discrete projects, designed to present alternatives for optimization of workgroup, departmental, building or campus network investments. Additionally, we can provide assistance to clients in optimizing "logical" networks, by addressing a protocol, service or application operating in the larger context of the client's network. Examples of the network optimization services we offer include: (i) recommendations for efficient allocation of bandwidth; (ii) network traffic analysis, identification of bottlenecks and recommendations for change;
(iii) network process re-engineering; and (iv) knowledge transfer to client operations personnel on topics such as basic practices, or operations of network management tools and stations.

         INFORMATION TECHNOLOGY (IT) CONSULTING AND TRAINING

         CONSULTING. Consulting services are provided to businesses and organizations seeking information, guidance and staffing in order to effectively analyze and utilize computer networks, the Internet and other information technology prior to the time such businesses make investments of capital, time and/or personnel. The consulting services we provide are closely related to network optimization and include: (i) desktop and other network server support;
(ii) software upgrades and support, (iii) merger and acquisitions technology integration services, (iv) security audits and protocol recommendations, (ii) disaster recovery plan audit and protocol recommendations, (v) network cost audits and (vi) strategic plan development.

         TRAINING.   Training  services  offered  by  the  Company  include  (i)
one-on-one Internet training for executives and (ii) group training for non-computer professionals.

         We are a Microsoft Certified Technical Education Center or "CTEC." CTECs are training centers authorized by Microsoft to offer instructor-led classes, Web-based training and self-study programs to computer professionals on its technical networking and development products. A CTEC must use Microsoft Official Curriculum and Microsoft Certified Trainers to provide education to its customers. The courses a CTEC teaches prepare students to pass Microsoft Certification Tests to become Microsoft Certified System Engineers and Microsoft Certified Solution Developers. In our Huntsville, Alabama office, we have achieved Microsoft Partner Level status.

         WEB-SITE HOSTING AND INTERNET ACCESS

         We provide a broad range of: (i) Web-site hosting and (ii) Internet access services, including T-3, T-1 and Digital Subscriber Line service, dedicated leased lines, dial-up services and hosting services.

         WEB-SITE HOSTING. Internet hosting is a multi-media Internet service that permits clients to have a continued presence on the Web directly through our high-speed servers and a multi-homed Internet network. The hosting services we provide include virtual hosting and co-location. Virtual hosting allows a client's Web-site (which may be hosted on either a UNIX or NT server platform) to be connected to the Internet via our NOC. Co-location permits a client's Internet content to be hosted on a dedicated server located at our NOC, and we either own the server or it is leased to the client. Co-location eliminates or substantially reduces the capital investments a client would otherwise be required to make to purchase and manage necessary hardware, software and network operations and eliminates certain of the client's security concerns associated with connection of the client's private network(s) to a Web server.

         INTERNET ACCESS. The Internet access options we offer to our subscribers include: (i) 56 Kbps, T-1 and T-3 service; (ii) integrated services digital networks (ISDN); (iii) digital subscriber line (DSL); (iv) dedicated modems for SLIP/PPP access; and (v) dial-up accounts. Our high-speed, digital communications network provides business and consumer subscribers with direct access to the full range of Internet applications and resources.

ACQUISITION PROGRAM

         Since becoming a public company in May 1998 we have acquired over 14 companies. Our acquisition strategy is to acquire businesses that will generate a positive return on investment along with:

          o Complementing our integrated solutions model by acquiring core competencies and value-added services in key business segments and geographic markets

          o Leveraging the technical and managerial talent gained in each acquisition to support our integrated model

          o Accelerating the expansion of our Eastern U.S. sales efforts while gaining immediate revenue streams

          o Building market-share and brand awareness in newly entered markets

          o    Strengthening our reseller and referral partner relationships

          o    Broadening our management team

        We believe the integration of acquired companies increases our operating efficiencies and significantly expands our service offerings.

        Below is a chart of the companies we have acquired since September 1998 and their principal lines of business and locations:


    ------------------ -------------------------------- ----------------------------------- -------------------
    ACQUISITION DATE   COMPANY NAME                     LINE OF BUSINESS                    LOCATION
    ------------------ -------------------------------- ----------------------------------- -------------------
    9/24/98            DesignFX Interactive             Web Programming                     New Jersey
    12/1/98            Micro Business Systems           Training                            Alabama
    12/10/98           Halo Network Management          Network Services                    New Jersey
    1/29/99            Mainsite                         Internet Service Provider (ISP)     New Jersey
    2/22/99            Renaissance (1)                  ISP/ Web Programming                Alabama
    3/1/99             Ez-Net                           ISP                                 Virginia
    3/25/99            ADViCOM (1)                      ISP                                 Alabama
    3/31/99            Spectrum                         Network Services                    Alabama
    4/30/99            Millennium                       ISP & Network Services              North Carolina
    4/30/99            Realshare                        Web Programming                     New Jersey
    5/7/99             Planet Access                    ISP (Dial-up customers)             New Jersey
    6/30/99            Spencer Analysis                 IT Consulting & Programming         New York City
    7/30/99            Jaguar                           ISP                                 New Jersey
    8/28/99            Florence Business Systems        ISP                                 South Carolina
    ------------------ -------------------------------- ----------------------------------- -------------------

(1)      Subsequently sold in 1999 (See "Our Business - Recent Developments").

         We intend to continue to acquire companies (in both our existing and targeted markets) that we believe will expand and enhance our service offerings and technical expertise through increasing our workforce and helping us establish a stronger market presence. Specifically, we intend to focus on Web integration and Internet technology companies with established business client bases and/or technical capabilities. We may pursue the sale of our consumer dial-up services in order to focus on providing Internet and IT professional services to businesses and organizations.

OUR CLIENTS

         Our ability to provide complete, integrated and cost-effective solutions and services is reflected in our growing roster of blue chip clients. Our commercial clients include large national corporations in industries such as manufacturing, insurance, banking and healthcare, leading national and local educational institutions, as well as regional and local businesses. Our clients in 1999 include: Aetna/U.S. Healthcare Inc. ("Aetna"); Toshiba; Black & Decker Corp.; TRW, Inc.; ING Barings; Foster Wheeler Corporation; American Museum of Natural History; The Wharton School of Business; Commerce Bank; The Archdiocese of New York (Catholic Healthcare Network); Pfizer; TIAA-CREF; Deutsche Bank; McKinsey; and Loews Theaters. In addition, as of December 22, 1999 we had approximately 17,000 Internet dial-up clients.

COMPETITION

         The markets for our services are highly competitive. With limited barriers to entry we believe the competitive landscape will continue to grow both from new entrants to the market as well as from existing players, such as ISPs, expanding the breadth of their services into our arena. We believe that competition in the network services, programming and applications development and IT consulting market is based upon the following factors:

   o    Flexibility and willingness to adapt to client needs
   o    Responsiveness to client demands
   o    Number and availability of qualified engineers and programmers
   o    Project management capability
   o    Breadth of service offerings
   o    Technical expertise
   o    Size and reputation
   o    Brand recognition and geographic presence
   o    Price

         Traditional professional services firms (e.g. management consultants), traditional IT service providers and advertising firms have created divisions within their organizations that focus on the Internet needs of their clients. Many of these service providers, however, do not provide the breadth of services needed to offer comprehensive, integrated Internet solutions and services. Management consulting firms focus on overall business strategies and the remodeling of business processes for use in Internet environment. The more traditional IT service providers are focused on systems integration and the development and implementation of enterprise software applications. Advertising agencies and pure Web design shops have focused on the marketing and creative development of services, but typically lack deep technical capabilities and the ability to provide complete, integrated solutions.

         Additionally, the Company believes that competition in the Internet access market is primarily based upon quality of service, range of services, technical support and experience. Our competition in this arena includes specialized ISPs such as Concentric Network Corporation, Exodus Communications, Inc., Globix Corporation, as well as emerging ISPs such as QWEST/ICON CMT and AboveNet, and ISPs that cluster in major markets and regional ISPs which have facilities in key metropolitan areas, including Frontier GlobalCenter, GTE/BBN, DIGEX and Verio Inc.

         Still other competitors who offer some of the services we offer may expand their capabilities to include a full suite of solutions. Companies in this arena include Applied Theory, US Interactive or Interliant.

RECENT DEVELOPMENTS


         On October 22, 1999 we announced the sale of our Internet access business in Huntsville, Alabama to HiWAAY, an Internet service provider in the area. We expect a loss of approximately $175,000 in connection with this sale which will be reflected in the Company's results of operations in the quarter ended December 31, 1999. As part of this transaction, we have established a working relationship with HiWAAY in which we will resell their Internet access services and they will introduce us to their customers in need of professional services. We may pursue the sale of our other consumer dial-up services in order to focus on providing Internet and IT professional services to businesses and organizations.

         On October 29, 1999 we commenced a $5,000,000 private placement (the "October Private Placement") of units (the "October Units"). Each unit consists of: (i) 5,000 shares of Common Stock, par value $.01, of the Company at a price per share of $10.00, and (ii) a warrant to purchase 1,250 shares of the Common Stock of the Company at an exercise price per share of $12.50. The purchase price of each October Unit was $50,000. In the event that the Company shall, for a period of one (1) year after the Closing Date (as defined herein), sell any equity securities or equity derivative securities for a consideration per share of $10.00 or less (a "Subsequent Price"), then a number of shares of Common Stock shall be issued to each investor, at no additional cost to the investor and in addition to the Shares contained in the Units purchased by such investor pursuant hereto, such number to be equal to: (x) the number of Shares contained in the Units purchased by an investor multiplied by a fraction, the numerator of which shall be the $10.00 and the denominator of which shall be the Subsequent Price, less (y) the number of Shares contained in the Units purchased by such investor.

         On October 29, 1999, we entered into a consulting agreement with EBI Securities, Inc. ("EBI") in which the Company agreed to issue to EBI: (a) warrants to purchase 50,000 shares of Common Stock at an exercise price of $10.25 per share and (b) warrants to purchase 50,000 shares of Common Stock at an exercise price of $11.25 per share upon the closing of certain mergers or acquisitions to be identified (collectively, the "EBI Warrants"). In the event the EBI Warrants are issued, the Company will realize a non-cash charge to operations for the fair value of these warrants. The period(s) that such charge will be recognized over will be determined based upon the nature of the merger or acquisition involved, if any (that is whether the merger or acquisition, if any, is accounted for as a purchase or a pooling of interests).

         On December 7, 1999 we closed $4.2 million of the October Units and converted $600,000 of convertible debentures (the "Convertible Debentures") into 12 of the October Units. Pursuant to the terms of our Convertible Debentures offering, the Convertible Debentures are convertible at the option of the Company into Common Stock at a price equal to the price of the Company's subsequent equity offering of greater than $3,000,000. In connection with the October Private Placement, the holders of the Convertible Debentures received $600,000 of October Units consisting of 60,000 shares (without taking into account shares which may be issued for unpaid interest), and warrants to purchase 15,000 shares of Common Stock at an exercise price of $12.50 per share. In addition, holders of Convertible Debentures also received warrants to purchase up to an additional 15,000 shares of Common Stock (the "Convertible Debt Warrants"). The Company expects to incur a non-cash charge relating to the conversion of the Convertible Debentures. The ultimate amount of such charge will be subject to a formal analysis of the fair value of the consideration received by the Convertible Debenture holders upon conversion. Such charge could be material to the Company's operations.

         On December 8, 1999 we commenced a $5,000,000 private placement (the "December Private Placement") of units (the "December Units"). Each unit consists of: (i) 5,000 shares of Common Stock, par value $.01, of the Company at a price per share of $10.00, and (ii) a warrant to purchase 1,250 shares of the Common Stock of the Company at an exercise price per share of $12.50. The purchase price of each December Unit was $50,000. In the event that the Company shall, for a period of one (1) year after the Closing Date (as defined herein), sell any equity securities or equity derivative securities for a consideration per share of $10.00 or less (a "Subsequent Price"), then a number of shares of Common Stock shall be issued to each investor, at no additional cost to the investor and in addition to the Shares contained in the Units purchased by such investor pursuant hereto, such number to be equal to: (x) the number of Shares contained in the Units purchased by an investor multiplied by a fraction, the numerator of which shall be the $10.00 and the denominator of which shall be the Subsequent Price, less (y) the number of Shares contained in the Units purchased by such investor. As of December 22, 1999, we had closed $1 million of the December Units.

HISTORY

         IBS was originally incorporated in February 1995 in Delaware as Internet Broadcasting System, Inc. On May 10, 1998, we changed our name to IBS Interactive, Inc. Our principal executive offices are located at 2 Ridgedale Avenue, Cedar Knolls, New Jersey 07927, and our telephone number is (973) 285-2600. IBS' Web-site address is http://www.interactive.net.

                                  RISK FACTORS

         YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW BEFORE MAKING AN INVESTMENT DECISION. THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE NOT THE ONLY ONES FACING THE COMPANY. ADDITIONAL RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN TO US OR THAT WE CURRENTLY DEEM IMMATERIAL MAY ALSO IMPAIR OUR BUSINESS OPERATIONS.

         IN ADDITION, YOU SHOULD CAREFULLY CONSIDER THE INFORMATION INCORPORATED BY REFERENCE, AND INFORMATION THAT WE FILE WITH THE SEC FROM TIME TO TIME. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS COULD BE MATERIALLY ADVERSELY AFFECTED. IN SUCH CASE, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE, AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT. THE INFORMATION IN THIS MEMORANDUM IS COMPLETE AND ACCURATE AS OF THIS DATE, BUT THE INFORMATION MAY CHANGE AFTER THE DATE ON THIS MEMORANDUM.

WE BEGAN OPERATIONS IN 1995, SO YOUR BASIS FOR EVALUATING US IS LIMITED.

         We have only been in operation since 1995 and many of our services have only been offered since 1997 or later. In addition, we have only been a publicly reporting company since May 1998. Accordingly, we have a limited operating history on which you may evaluate us. You should consider the risks and difficulties frequently encountered by early stage companies in new, rapidly evolving and technology-dependent markets. If we fail to adequately address these risks successfully, our business will be materially and adversely affected.

OPERATING LOSSES ARE EXPECTED TO CONTINUE AT LEAST FOR THE NEAR FUTURE. WE MAY NOT HAVE SUFFICIENT CASH FLOW FOR OUR BUSINESS.

         We have recently experienced significant losses in our operations. We expect to continue to incur significant losses for the foreseeable future. For the nine months ended September 30, 1999 the unaudited operating loss was approximately $3,280,000. We expect our expenses to increase as we seek to grow our business and as our business expands. We cannot assure you that our revenues will increase as a result of our increased spending. If revenues grow more slowly than anticipated, or if operating expenses exceed expectations, we may not become profitable. Even if we become profitable, we may be unable to sustain our profitability. We may not generate sufficient cash flow from operations or be able to raise capital in sufficient amounts to enable us to continue to operate our business. An inability to sustain profitability may also result in an impairment loss in the value of our long-lived assets, principally goodwill, property and equipment, and other tangible and intangible assets. If we are unable to generate sufficient cash flow from operations or raise capital in sufficient amounts, our business will be materially and adversely affected.

OUR DEPENDENCE ON AETNA; NON-RECURRING REVENUES.

         For the year ended December 31, 1998, our largest client, Aetna (who engaged us in October 1997) accounted for approximately 23% of our revenues. In December 1998, we entered into a contractual agreement with Aetna to provide certain additional IT services. For the nine month period ended September 30, 1999, Aetna accounted for 15% of our revenues. Non-renewal or termination of our contract with Aetna would have a material adverse effect on us. Revenues derived from our consulting contracts are generally non-recurring in nature. There can be no assurance that we will obtain additional contracts for projects similar in scope to those previously obtained from Aetna or any other client, that we will be able to retain existing clients or attract new clients or that we will not remain largely dependent on a limited client base, which may continue to account for a substantial portion of our revenues. In addition, we generally will be subject to delays in client funding; lengthy client review processes for awarding contracts; non-renewal; delay, termination, reduction or modification of contracts in the event of changes in client policies or as a result of budgetary constraints; and increased or unexpected costs resulting in losses in the event of "fixed-price" contracts.

         Our revenues are difficult to forecast. We plan to significantly increase our operating expenses to increase the number of our sales, marketing and technical personnel to sell, provide and support our products and services. We may not be able to adjust our spending quickly enough to offset any unexpected revenue shortfall. In addition, at any given point in time, we may have significant accounts receivable balances with customers that expose us to credit risks if such customers are unable to settle such obligations. If we have an unexpected shortfall in revenues in relation to our expenses, or significant bad debt experience, our business will be materially and adversely affected.

EMERGING AND EVOLVING MARKETS.

         The markets for our services are relatively new and evolving, and therefore the ultimate level of demand for our services is subject to a high degree of uncertainty. Any significant decline in demand for programming and applications development, networking services, IT consulting, Web-site hosting or Internet access services could materially adversely effect our business and prospects.

UNCERTAINTY OF MARKET ACCEPTANCE.

         Our success is dependent on our ability to continually attract and retain new clients as well as to replace clients who have not renewed their contracts. Achieving significant market acceptance will require substantial efforts and expenditures on our part to create awareness of our services.

LIMITED MARKETING, SERVICE AND SUPPORT CAPABILITIES.

         To effectively market and sell our services, we will need to expand our client service and support capabilities to satisfy increasingly sophisticated client requirements. We currently have limited marketing experience and limited marketing, service, client support and other resources, which may not be adequate to meet the needs of clients.

WE HAVE MANY  COMPETITORS  AND MAY NOT BE ABLE TO  COMPETE  EFFECTIVELY  AGAINST
THEM.

         Competition for the Internet and IT products and services that we provide is significant, and we expect that competition will continue to intensify. We may not have the financial resources, technical expertise, sales and marketing or support capabilities to successfully meet this competition. If we are unable to compete successfully against such competitors, our business will be adversely affected. We compete against numerous large companies that have substantially greater market presence, longer operating histories, more significant customer bases, and more financial, technical, facilities, marketing, capital and other resources than we have.

         Our competitors include international, national, regional and commercial Internet service providers (ISPs), established on-line service providers, cable operators, specialized ISPs, regional Bell operating companies and national long-distance carriers such as:

     o Performance Systems International, Inc., Earthlink, Mindspring, UUNet WorldCom, America Online, Inc., Bell Atlantic Corp., Bell South Corp., AT&T Corp., MCI WorldCom, Sprint Corp., Concentric Network Corporation, Exodus Communications, Inc., Globix Corporation, QWEST/ICON CMT, Frontier GlobalCenter, GTE/BBN, DIGEX Verio Inc. and AboveNet

         Our competitors also include national, regional and local IT consulting
and  networking  service  providers,   software   development  firms  and  major
accounting firms such as:

     o    Andersen Consulting,  Cambridge  Technology Partners,  Electronic Data
          Systems Corporation, American Management Systems, IBM, Microsoft Corp., Netplex Group, Inc. and Deloitte & Touche.

         Still other competitors who offer some of the services the Company offers may expand their capabilities to include a full suite of services. Companies in this arena include Applied Theory, US Interactive or Interliant.

         In addition, we also encounter competition from numerous other businesses that provide one or more similar goods or services, including numerous resellers of Internet-related hardware and software and Web-site development companies.

         Our competitors may respond more quickly than we can to new or emerging technologies and changes in customer requirements. Our competitors may also devote greater resources than we can to the development, promotion and sale of their products and services. They may develop Internet products and services that are superior to or have greater market acceptance than ours. Competitors may also engage in more extensive research and development, undertake more extensive marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to our existing and potential employees and strategic partners. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties.

         New competitors, including large computer hardware, software, professional services and other technology and telecommunications companies, may enter our markets and rapidly acquire significant market share. As a result of increased competition and vertical and horizontal integration in the industry, we could encounter significant pricing pressures. These pricing pressures could result in significantly lower average selling prices for our products and services. For example, telecommunications companies may be able to provide customers with reduced communications costs in connection with their Internet access services, significantly increasing pricing pressures on us. We may not be able to offset the effects of any price reductions with an increase in the number of customers, higher revenue from professional services, cost reductions or otherwise. In addition, Internet access and professional services businesses are likely to encounter consolidation in the near future, which could result in decreased pricing and other competition.

OUR SUCCESS DEPENDS ON KEEPING UP WITH RAPID TECHNOLOGICAL CHANGES.

         The market for Internet and IT products and services has only recently begun to develop and is rapidly evolving. Significant technological changes could render our existing products and services obsolete. To be successful, we must adapt to this rapidly changing market by continually improving the responsiveness, functionality and features of our products and services to meet customers' needs. If we are unable to respond to technological advances and conform to emerging industry standards in a cost-effective and timely basis, our business will be materially and adversely affected.

OUR OPERATIONS DEPEND ON THE CAPABILITIES OF OUR NETWORK OPERATIONS CENTER.

         Our success depends in large part upon the performance of our network operations center ("NOC") and our ability to expand our NOC as our customer base gets larger and the needs of our customers for Internet access, Web-site hosting and Web-site programming services become more demanding. If we are unsuccessful in providing a NOC with the necessary capabilities, our business will be materially and adversely affected. Our existing NOC relies entirely on third-party data communications and telecommunications providers. These include Internet service providers, such as UUNet Worldcom, Sprint, Winstar, ICI/Digex, CRL, Cox and Cable & Wireless, and long-distance and local carriers, such as Bell Atlantic, Bell South, MCI WorldCom, Sprint, Hyperion, ICI/Digex and KMC, to provide leased telecommunication lines on a cost-effective and continuous basis. These carriers are subject to price constraints, including tariff controls, that in the future may be relaxed or lifted. This could have a material and adverse effect on the costs of maintaining our NOC. In accordance with industry custom, we do not maintain agreements with these suppliers. Accordingly, we cannot assure you that these suppliers will continue to provide services to us or that we can replace them on comparable terms.

         Other risks and difficulties that we may encounter in connection with expanding our network include our ability to adapt our network infrastructure to changing customer requirements and changing industry standards.

BECAUSE WE ARE DEPENDENT ON COMPUTER SYSTEMS, A SYSTEMS FAILURE WOULD CAUSE A SIGNIFICANT DISRUPTION TO OUR BUSINESS.

         Our business depends predominantly on the efficient and uninterrupted operation of our computer and communications hardware systems and infrastructure. We currently maintain most of our computer systems in our facility in New Jersey. While we have taken precautions against systems failure, interruptions could result from natural disasters as well as power loss, telecommunications failure and similar events. We also lease telecommunications lines from local and regional carriers, whose service may be interrupted. Any damage or failure that interrupts or delays our network operations could materially and adversely affect our business.

IF OUR  SECURITY  MEASURES  ARE  INADEQUATE,  OUR  BUSINESS  WILL  BE  ADVERSELY
AFFECTED.

         We have taken measures to protect the integrity of our infrastructure and the privacy of confidential information. Nonetheless, our infrastructure is potentially vulnerable to physical or electronic break-ins, viruses or similar problems. If a person circumvents our security measures, he or she could jeopardize the security of confidential information stored on our systems, misappropriate proprietary information or cause interruptions in our operations. We may be required to make significant additional investments and efforts to protect against or remedy security breaches. Security breaches that result in access to confidential information could damage our reputation and expose us to a risk of loss or liability.

         The security services that we offer in connection with customers' use of the networks cannot assure complete protection from computer viruses, break-ins and other disruptive problems. Although we attempt to limit contractually our liability in such instances, the occurrence of these problems may result in claims against us or liability on our part. These claims, regardless of their ultimate outcome, could result in costly litigation and could have a material adverse effect on our business and reputation and on our ability to attract and retain customers.

WE ARE DEPENDENT ON HARDWARE AND SOFTWARE SUPPLIERS TO PROVIDE US WITH THE PRODUCTS AND SERVICES NEEDED TO SERVE OUR CUSTOMERS.

         We rely on outside vendors to supply us with computer hardware, software and networking equipment. These products are available from only a few sources. We primarily buy these products from Hewlett Packard, Sun Microsystems, Ascend, Cisco and Adtran. We cannot assure you that we will be able to obtain the products and services that are needed on a timely basis and at affordable prices.

         We have in the past experienced delays in receiving shipments of equipment purchased for resale. We may not be able to obtain computer equipment on the scale, at the times required by us or at an affordable price. Our suppliers may enter into exclusive arrangements with our competitors or stop selling their products or services to us at commercially reasonable prices. If our sole or limited source suppliers do not provide us with products or services, our business may be materially and adversely affected.

WE MAY HAVE DIFFICULTY ESTABLISHING AND MANAGING OUR EXPANDING OPERATIONS.

         A key element of our business strategy is the expansion of our facilities and our network, which has required a great deal of management time and the expenditure of large amounts of money. Our success will depend on our ability to complete, integrate, operate and further expand and upgrade our network and facilities. Any delay in the expansion or upgrading of our network would materially and adversely affect our business plans. In addition, if we do not institute adequate financial and managerial controls and reporting systems and procedures to operate from multiple facilities in geographically dispersed locations, our operations will be materially and adversely affected.

WE MAY NOT BE ABLE TO IDENTIFY SUITABLE ACQUISITION CANDIDATES.

         A key element of our expansion strategy is to grow through acquisitions. If we do identify suitable candidates, we may not be able to make investments or acquisitions on commercially acceptable terms. Acquisitions may cause a disruption in our ongoing business, distract our management and other resources and make it difficult to maintain our standards, controls and procedures. We may not be able to successfully integrate the services, products and personnel of any acquired business into our operations. We may not be able to retain key employees of the acquired companies or maintain good relations with their customers or suppliers. We may be required to incur additional debt, and we may be required to issue equity securities, which may be dilutive to existing stockholders, to fund acquisitions.

WE MAY MAKE INVESTMENTS OR ACQUISITIONS THAT ARE NOT SUCCESSFUL.

         We may acquire and integrate complementary businesses, products, services or technologies, but we have limited experience in these activities. If we seek to make investments or acquisitions, it will be subject to the following risks:

          o The difficulty of assimilating the operations and personnel of acquired companies

          o   The potential disruption of our business

          o The inability of our management to maximize our financial and strategic position by the incorporation of an acquired technology or business into our service offerings

          o   The  difficulty  of  maintaining  uniform  standards,   controls,
              procedures and policies

          o The potential loss of key employees of acquired businesses, and the impairment of relationships with employees and customers as a result of changes in management

         We cannot assure you that any completed acquisition will enhance our business. If we proceed with one or more significant acquisitions in which the consideration consists of cash, a substantial portion of our available cash could be used to consummate the acquisitions. If we were to consummate one or more acquisitions in which the consideration consisted of stock, our stockholders could suffer significant dilution of their interest in us. In addition, we could incur or assume significant amounts of indebtedness in connection with acquisitions. Acquisitions required to be accounted for under the purchase method could result in significant goodwill and/or amortization charges. In addition, an inability to sustain profitability may also result in an impairment loss in the value of our long-lived assets, principally goodwill, property and equipment, and other tangible and intangible assets. See "Our Business - Recent Developments."

WE MAY NOT BE ABLE TO RETAIN THE KEY PERSONNEL WE NEED TO SUCCEED.

         As we continue to increase the scope of our operations, our workforce has grown significantly. As of December 22, 1999, the Company had 266 full-time and part-time employees in comparison to approximately 49 full-time employees as of May 13, 1998. Despite this growth, we will still need to attract, train and retain more employees for management, engineering, programming, sales and marketing, and customer support technician positions. Competition for qualified employees, particularly engineers, programmers and technicians, is intense. Consequently, we may not be successful in attracting, training and retaining the people we need to continue to offer solutions and services to present and future clients in a cost effective manner or at all.

POSSIBLE NEED FOR FUTURE FINANCINGS COULD HAVE A DILUTIVE EFFECT ON OUR STOCKHOLDERS.

         Our future capital uses and requirements will depend on numerous factors, including:

      o   The extent to which our solutions and services gain market acceptance

      o The level of revenues from our present and future solutions and services

      o   The expansion of operations

      o The costs and timing of product and service developments and sales and marketing activities

      o   Costs related to acquisitions of technology or businesses

      o   Competitive developments

         In order to continue to increase sales and marketing efforts, continue to expand and enhance the solutions and services we are able to offer to present and future clients and fund potential acquisitions, we will require additional capital that may not be available on terms acceptable to us, or at all. In addition, if unforeseen difficulties arise in the course of these or other aspects of our business, we may be required to spend greater-than-anticipated funds. As a consequence, we will be required to raise additional capital through public or private equity or debt financings, collaborative relationships, bank facilities or other arrangements. There can be no assurances that such additional capital will be available on terms acceptable to us, or at all. Any additional equity financing is expected to be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants and increased interest costs. We have financed our operations to date primarily through private sales of equity securities, proceeds from our initial public offering in May 1998 and loan facilities. At present, we do not have any bank facilities for use in funding our operations.

         There can be no assurance that additional funding will be available for us to finance our ongoing operations when needed or that adequate funds for our operations, whether from financial markets, collaborative or other arrangements with corporate partners or from other sources, will be available when needed, if at all, or on terms acceptable to us. Our inability to obtain sufficient funds may require us to delay, scale back or eliminate some or all of our expansion programs, to limit the marketing of our products, or to license to third parties the rights to commercialize products or technologies that we would otherwise seek to develop and market ourselves. This would have a material adverse effect on our business.

FLUCTUATIONS IN OUR QUARTERLY OPERATING RESULTS MAY NEGATIVELY IMPACT OUR STOCK PRICE.

         Our revenues and operating results vary significantly from quarter to quarter due to a number of factors, not all of which are in our control. You should not rely on quarter-to-quarter comparisons of our results of operations as an indication of future performance. It is possible that in some future periods our results of operations may be below the expectations of public market analysts and investors. In that event, the market price of our common stock may fall.

         Factors that could cause quarterly results to fluctuate include:

     o    Customer demand for products and services

     o    The timing of the expansion of operations

     o Seasonality in revenues, principally during the summer and year-end holidays

     o    The mix of products and services revenues from our operating divisions

     o    Changes in the growth rate of Internet usage

     o    Changes in pricing by us or competitors

     o    The introduction of new products or services by us or competitors

     o    Costs related to acquisitions of technology or businesses

CHANGES IN GOVERNMENT REGULATIONS COULD ADVERSELY AFFECT OUR BUSINESS.

         There are an increasing number of laws and regulations pertaining to the Internet. These laws and regulations relate to liability for information received from or transmitted over the Internet, online content regulation, user privacy, taxation and quality of products and services. The government may also seek to regulate some segments of our activities as basic telecommunications services. Moreover, the applicability to the Internet of existing laws governing intellectual property ownership and infringement, copyright, trademark, trade secret, obscenity, libel, employment, personal privacy and other issues is uncertain and developing. We cannot predict the impact, if any, that future regulation or regulatory changes may have on our business.

WE HAVE LIMITED INTELLECTUAL PROPERTY PROTECTION.

         We rely on a combination of copyright and trademark laws, trade secrets laws and license and nondisclosure agreements to protect our proprietary information, particularly the computer software applications that we have developed. We currently have no registered copyrights or patents or patent applications pending. It may be possible for unauthorized third parties to copy aspects of, or otherwise obtain and use, our proprietary information without authorization. The majority of our current contracts with our clients contain provisions granting to the client intellectual property rights to certain of our work product, including the customized programming that we create for such client. We anticipate that contracts with future clients will contain similar provisions. Other existing agreements to which we are a party are, and future agreements may be, silent as to the ownership of such rights. To the extent that the ownership of such intellectual property rights is expressly granted to a client or is ambiguous, our ability to reuse or resell such rights will or may be limited.

         Our policy is to execute confidentiality agreements with our employees and consultants upon the commencement of an employment or consulting relationship with us. These agreements generally require that all confidential information developed or made known to the individual by us during the course of the individual's relationship with us be kept confidential and not disclosed to third parties. These agreements also generally provide that inventions conceived by the individual in the course of rendering services to us shall be our exclusive property. There can be no assurance that such agreements will not be breached, that we would have adequate remedies for any breach or that our trade secrets will not otherwise become known to or be independently developed by competitors.

CONDUCTING OUR BUSINESS EXPOSES US TO POTENTIAL LIABILITY TO CLIENTS.

         Our services involve development, implementation and maintenance of computer systems and computer software that are critical to the operations of our clients' businesses. Our failure or inability to meet a client's expectations in the performance of our services could harm our business reputation or result in a claim for substantial damages against us, regardless of our responsibility for such failure or inability. In addition, in the course of performing services, our personnel often gain access to technologies and content that includes confidential or proprietary client information. Although we have implemented policies to prevent such client information from being disclosed to unauthorized parties or used inappropriately, any such unauthorized disclosure or use could result in a claim for substantial damages. We attempt to limit contractually our damages arising from negligent acts, errors, mistakes or omissions in rendering services and, although we maintain general liability insurance coverage, including coverage for errors and omissions, there can be no assurance that such coverage will continue to be available on reasonable terms or will be available in sufficient amounts to cover one or more large claims.

The successful assertion of one or more large claims against us that are uninsured, exceed available insurance coverage or result in changes to our insurance policies, including premium increases or the imposition of a large deductible or co-insurance requirements, would adversely affect us.

YEAR 2000 PROBLEMS MAY DISRUPT OUR BUSINESS.

         The Year 2000 Issue is the result of computer programs being written using two digits rather than four to define the applicable year. Computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This situation could result in a system failure or miscalculations causing disruptions of operations, including an inability to process transactions or engage in normal business activities.

         We have evaluated our computer software and hardware systems, and based on currently available information, believe that we will not have to replace or modify any of our hardware but have and will have to modify our software so that our systems will function properly with respect to dates in the year 2000 and thereafter. It is believed that the greatest risk to us will be from outside firms that we rely on for our operations as well as the legacy computer systems of our clients. The failure by outside firms and/or clients' failure to address Year 2000 issues could interfere with our ability to provide our services, and therefore impact future revenues. As of December 22, 1999, we have contingency plans in place to remedy these types of problems. Estimated costs associated with such plans are not expected to exceed $100,000, which are likely to be funded through the use of available internal employees and resources. At this time, we believe that the most likely "worst case" scenario involves potential disruptions in areas in which our operations must rely on outside firms or clients whose systems may not function properly on or after January 1, 2000. While such failures could affect important operations, either indirectly or directly, in a significant manner, we cannot at present provide assurances as to our estimates for the likelihood or the potential cost of such failures.

         We cannot assure you that governmental agencies, utility companies, telecommunication companies, other Internet service providers, third party service providers, hardware and software manufacturers and others outside our control will be Year 2000 compliant.

WE MAY BE LIABLE FOR THE MATERIAL CUSTOMERS DISTRIBUTE OVER THE INTERNET.

         The law relating to the liability of online service providers, private network operators and ISPs for information carried on or disseminated through their networks is currently unsettled. We may become subject to legal claims relating to the content in the Web-sites we host or in email messages that we transmit. For example, lawsuits may be brought against us claiming that material inappropriate for viewing by young children can be accessed from the Web-sites we host. Claims could also involve matters such as defamation, invasion of privacy and copyright infringement. Providers of Internet products and services have been sued in the past, sometimes successfully, based on the content of material. If we have to take costly measures to reduce our exposure to these risks, or are required to defend ourselves against such claims, our business may be materially adversely affected.

FUTURE SALES OF OUR COMMON STOCK BY OUR EXISTING STOCKHOLDERS COULD HAVE ADVERSE EFFECTS.

         The market price of our Common Stock could decline as a result of sales by our existing stockholders of a large number of shares of Common Stock in the market after this offering, or the perception that these sales may occur. These sales also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

         Our stockholders have approved our 1999 Stock Option Plan and the authorization of 350,000 shares of Common Stock to be used for the grant of stock options to be issued under the 1999 Plan. These 350,000 shares are in addition to the approximately 300,000 potential shares issuable under other plans. If the holders of these options were to exercise their rights and sell the shares issued to them, it could have an adverse effect on the market price of our common stock.

         The Company has also granted 32,500 shares of restricted stock to one of its officers. Of these shares, 5,000 vested in 1999 and, of the remaining 27,500 shares, 9,167 shares will vest in each of 2000 and 2001 and 9,166 shares will vest in 2002. None of these shares have yet been issued. In addition, the Company has reserved up to approximately 220,000 shares for issuance in connection with certain acquisitions. None of these shares have yet been issued. If and when these shares are issued by the Company and sold by the various holders, it could have an adverse effect on the market price of our common stock.

OUR COMMON STOCK MAY BE SUBJECT TO GREAT PRICE VOLATILITY.

         The market price of our Common Stock has fluctuated in the past and is likely to continue to be highly volatile and could be subject to wide fluctuations. In addition, the stock market has experienced extreme price and volume fluctuations. The market prices of the securities of Internet-related companies have been especially volatile. Investors may be unable to resell their shares of our common stock at or above the offering price.

WE DO NOT INTEND TO PAY CASH DIVIDENDS ON OUR STOCK.

         We have never paid cash dividends on our capital stock and do not anticipate paying cash dividends in the foreseeable future. Instead, we intend to retain future earnings for reinvestment in our business.

ANTI-TAKEOVER PROVISIONS.

         Provisions of our Restated Certificate of Incorporation, our Amended and Restated By-laws and Delaware law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to its stockholders.

                    INDEMNIFICATION OF OFFICERS AND DIRECTORS

         As permitted by Section 145 of the Delaware General Corporation Law, our Restated Certificate of Incorporation (the "Certificate") provides that to the fullest extent permitted by Delaware law no director shall be personally liable to us or any stockholder for monetary damages for breach of fiduciary duty as a director, except for liability: (1) arising from payment of dividends or approval of a stock purchase in violation of Section 174 of the Delaware General Corporation Law, (2) for any breach of their duty of loyalty to IBS or IBS' stockholders, (3) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law or (4) for any action from which the director derived an improper personal benefit. While the Certificate provides protection from awards for monetary damages for breaches of the duty of care, it does not eliminate a director's duty of care. Accordingly, the Certificate will not affect the availability of equitable remedies, such as an injunction, based on a director's breach of the duty of care. The provisions of the Certificate described above apply to officers of IBS only if they are directors of IBS and are acting in their capacity as directors, and does not apply to officers of IBS who are not directors.

         In addition, IBS' By-Laws provide that IBS will indemnify its officers and directors, employees and agents, to the fullest extent permitted by Delaware law. Under Delaware law, directors and officers, as well as employees and individuals, may be indemnified against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation as a derivative action) if they acted in good faith and in a manner they reasonably believed to be in or not opposed to our best interests, and with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of IBS pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders in the offering. Of the shares being offered hereunder, an aggregate of (i) 580,000 shares were issued pursuant to the November Offering and the December Offering each consisting of common stock of the Company and warrants to purchase comment stock of the Company for which we received an aggregate of $5,800,000, which includes the conversion of $600,000 of debentures issued in September and October 1999 into units of the November Offering; and (ii) 86,668 shares were issued to Arnold Schron as partial consideration for all of the issued and outstanding capital stock of Spencer Analysis, Inc. pursuant to an Agreement and Plan of Merger among Arnold Schron, Spencer Analysis, Inc., SAI Acquisition Corp. and IBS Interactive, Inc. pursuant to which we received no cash proceeds. In addition, we will receive an aggregate of $3,175,000 if all of the warrants into which the remaining 268,000 shares being offered hereunder are exercised prior to the sales of any of those shares. The use of proceeds for this amount would be: (x) $317,500 for acquisitions; (y) $635,000 for sales and marketing; and (z) the remainder for working capital and general corporate purposes.

                              SELLING STOCKHOLDERS

         The following table sets forth, to our knowledge, certain information relating to the IBS common stock beneficially owned by each of the selling stockholders. Other than EBI Securities Corporation, which performs mergers and acquisitions consulting services for us, none of the selling stockholders has had a material relationship with IBS within the past three years other than as a result of the ownership of the shares or other securities of IBS. The shares included in this prospectus may be offered from time to time by the selling stockholders named below. Unless otherwise indicated, each of the selling stockholders has acquired the shares to be sold by that person in connection with two private placement transactions in November and December 1999, or will acquire such shares upon the exercise of warrants to purchase those shares, also in connection with two private placement transactions in November and December 1999.

                                                   Number of
                                                     Shares                             Number of Shares     Percent of
                                                  Beneficially     Number of Shares      Beneficially       Outstanding
Name of Selling Shareholder                      Owned Prior to     Registered for      Owned After the    Shares After
---------------------------                      the Offering (1)     Sale Hereby         Offering(2)        Offering
                                                ----------------     -----------         -----------         --------

Elliott Broidy................................     215,000             187,500               27,500               *
Shirley R. Mittman............................      31,250              31,250                    0               0
Robert Mittman................................      12,500              12,500                    0               0
Matthew Gohd..................................      20,500              12,500                8,000               *
William Walters...............................       7,250               6,250                1,000               *
BNY Clearing Services LLC,
  FBO William Walters IRA.....................      13,500              12,500                1,000               *
Crescent International Limited................      87,500              87,500                    0               0
Benjamin Raphan...............................      12,500              12,500                    0               0
Dr. Peter Taub & Joyce Lynn Taub..............       6,250               6,250                    0               0
John D. Cohen.................................      12,500              12,500                    0               0
Galt Asset Management LLC.....................      18,750              18,750                    0               0
Cranshire Capital L.P.........................     125,000             125,000                    0               0
Elliott Associates L.P........................      62,500              62,500                    0               0
Westgate International L.P....................      62,500              62,500                    0               0
PRD Management Corp. Profit Sharing
  Plan(3).....................................      74,544              15,000               59,544             1.1
M. Zotti & J. Martin..........................      82,161              30,000               52,161               *
Steven R. Loglisci IRA, Bear Stearns
  Securities Corporation, Cust(4).............      30,000              30,000                    0               0
Steven R. Loglisci(4).........................      86,640              15,000               71,640             1.4
EBI Securities Corporation(5).................     100,000             100,000                    0               0
Arnold Schron(6)..............................     240,505              86,668              153,837             2.9
LaSalle St. Securities, L.L.C.(7).............       8,000               8,000                    0               0

 * Less than 1%

(1) Beneficial ownership is determined in accordance with the rules and regulations of the SEC and generally includes voting or investment power with respect to securities. Information with respect to beneficial ownership is based on information as of December 15, 1999 and assumes that there is outstanding an aggregate of 4,405,828 shares of common stock (not including treasury shares). No options have been issued to the selling stockholders named in this prospectus. Except as indicated otherwise in the footnotes below, and subject to community property laws where applicable, IBS Interactive believes, based on information furnished by the selling stockholders, that the persons named in the table above have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. The number of shares beneficially owned by each selling stockholder prior to the Offering includes shares issuable upon the exercise of warrants as follows: Elliott Broidy 37,500; Shirley R. Mittman 6,250; Robert Mittman 2,500; William Walters 1,250; BNY Clearing Services LLC FBO William Walters IRA 2,500; Crescent International Limited 17,500; Benjamin Raphan 2,500; Dr. Peter Taub & Joyce Lynn Taub 1,250; John D. Cohen 2,500; Galt Asset Management LLC 3,750; Cranshire Capital L.P. 25,000; Elliott Associates L.P. 12,500; Westgate International L.P. 12,500; PRD Management Corp. Profit Sharing Plan 5,000; M. Zotti & J. Martin 10,000; Steven R. Loglisci IRA, Bear Stearns Securities Corporation, Cust. 10,000; Steven R. Loglisci 5,000; EBI Securities Corporation 100,000; and LaSalle St. Securities, L.L.C. 8,000.

(2)  Assumes all shares offered hereby are sold.

(3) Includes shares of common stock beneficially owned by Paula and Martin Domansky, who are the beneficiaries of the PRD Management Corp. Profit Sharing Plan.

(4) Steven R. Loglisci is the brother of Nicholas R. Loglisci, Jr., the President and Chief Executive Officer of IBS Interactive, Inc.

(5) Represents 100,000 shares of common stock issuable upon the exercise of certain warrants issued to EBI Securities Corporation as fees payable in connection with mergers and acquisitions consulting services performed by EBI Securities Corporation on behalf of IBS Interactive.

(6) Represents 86,668 shares of common stock issued to Arnold Schron pursuant to the Agreement and Plan of Merger among Arnold Schron, Spencer Analysis, Inc., IBS Interactive, Inc. and SAI Acquisition Corp. dated as of June 30, 1999.

(7) Represents 8,000 shares of common stock issuable upon the exercise of certain warrants issued to LaSalle St. Securities, L.L.C. as a commission.

                              PLAN OF DISTRIBUTION

         The selling stockholders may sell the common stock in whole or in part, from time to time, on the Nasdaq SmallCap Market or otherwise at prices and on terms prevailing or otherwise at the time of any such sale. Any such sale may be made in broker's transactions through broker-dealers acting as agents, through purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus, in block trades in which a broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction, in transactions directly with market makers or in privately negotiated transactions where no broker or other third party (other than the purchaser) is involved. The selling stockholders will pay selling commissions or brokerage fees, if any, with respect to the sale of the common stock in amounts customary for the type of transaction effected. The selling stockholders will also pay all applicable transfer taxes and all fees and disbursements of counsel for the selling stockholders incurred in connection with the sale of shares.

         The selling stockholders have advised us that during such time as the selling stockholders may be engaged in the attempt to sell the shares registered hereunder, they will cause to be furnished to each person to whom shares included in this prospectus may be offered, and to each broker-dealer, if any, through whom shares are offered, such copies of this prospectus, as supplemented or amended, as may be required by such person.

         The selling stockholders, and any other persons who participate in the sale of the shares offered in this prospectus, may be deemed to be "Underwriters" as defined in the Securities Act. Any commissions paid or any discounts or concessions allowed to any such persons, and any profits received on resale of the shares, may be deemed to be underwriting discounts and commissions under the Securities Act. From time to time, one or more of the selling stockholders may pledge, hypothecate or grant a security interest in some or all of the shares owned by them, and the pledgees, secured parties or persons to whom such securities have been hypothecated shall, upon foreclosure in the event of a default, be deemed to be selling stockholders for purposes of this Prospectus.

         We have agreed to indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act and the Exchange Act.

                                  LEGAL MATTERS

         Certain legal matters with respect to the validity of the issuance of the securities offered hereby will be passed upon for us by Kelley Drye & Warren LLP, Stamford, Connecticut.

                                     EXPERTS

         The financial statements contained in our Annual Report on Form 10-KSB for the year ended December 31, 1998 and our Current Reports on Forms 8-K/A dated December 9, 1998, February 26, 1999, June 2, 1999 and September 13, 1999, and our Current Reports on Form 8-K dated June 7, 1999 and December 20, 1999 (all incorporated by reference in this Prospectus) have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their reports, and are incorporated herein by reference.

         The 1997 financial statements of Spectrum Information Systems, Inc. (a wholly-owned subsidiary of IBS) contained in our Current Report on Form 8-K/A dated June 7, 1999 and our Current Reports on Form 8-K dated June 4, 1999 and December 20, 1999 (and incorporated by reference in this Prospectus) have been audited by Barfield, Murphy, Shank & Smith, P.C., independent certified public accountants, to the extent and for the period set forth in their reports, and are incorporated herein by reference.